Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
        Computations of Ratio of Earnings to Fixed Charges and
     Computation of Ratio of Earnings to Combined Fixed Charges
         and Preferred and Preference Dividend Requirements
                       (Dollars in Thousands)
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
                                    Unaudited
                                      Twelve
                                      Months
                                      Ended
                                   September 30,
                                       1997           1996           1995           1994           1993
Net Income. . . . . . . . . . . . .  $ 81,024       $ 96,274       $110,873       $104,526       $108,103
Taxes on Income . . . . . . . . . .    35,136         36,258         51,787         55,349         46,896
     Net Income Plus Taxes. . . . .   116,160        132,532        162,660        159,875        154,999

Fixed Charges:
  Interest on Long-Term Debt. . . .    46,033         46,304         47,073         47,827         53,908
  Interest on Other Indebtedness. .     6,983         11,758          5,190          5,183          6,075
  Interest on Corporate-owned
    Life Insurance Borrowings . . .    29,436         27,636         25,357         20,990         11,865
  Interest Applicable to Rentals. .    25,480         25,539         25,375         25,096         24,967
      Total Fixed Charges . . . . .   107,932        111,237        102,995         99,096         96,815

Earnings (1). . . . . . . . . . . .  $224,092       $243,769       $265,655       $258,971       $251,814

Ratio of Earnings to Fixed Charges.      2.08           2.19           2.58           2.61           2.60



                                                            1992
                                      Pro Forma    April 1   |  January 1
                                      1992 (2)    to Dec. 31 | to March 31
                                                 (Successor) |(Predecessor)
Net Income. . . . . . . . . . . . .   $ 77,981     $ 71,941  |   $  6,040
Taxes on Income . . . . . . . . . .     20,378       23,551  |     (3,173)
     Net Income Plus Taxes. . . . .     98,359       95,492  |      2,867
                                                             |
Fixed Charges:                                               |
  Interest on Long-Term Debt. . . .     57,862       42,889  |     14,973
  Interest on Other Indebtedness. .     15,121       11,777  |      3,344
  Interest on Corporate-owned                                |
    Life Insurance Borrowings . . .      7,155        5,294  |      1,861
  Interest Applicable to Rentals. .     30,212       22,133  |      8,079
      Total Fixed Charges . . . . .    110,350       82,093  |     28,257
                                                             |
Earnings (1). . . . . . . . . . . .   $208,709     $177,585  |   $ 31,124
                                                             |
Ratio of Earnings to Fixed Charges.       1.89         2.16  |       1.10




(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.

(2)  The pro forma information for the year ended December 31, 1992 was derived by combining the historical information of the three month period ended March 31, 1992 (Predecessor) and the nine month period ended December 31, 1992 (Successor).  No purchase accounting adjustments were made for periods prior to the Merger in determining pro forma amounts because such adjustments would be immaterial.
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